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                          February 10, 2021

       Ben Friedman
       Chief Financial Officer
       BOA Acquisition Corp.
       2600 Virginia Ave NW, Suite T23
       Washington, D.C. 20037

                                                        Re: BOA Acquisition
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed February 4,
2021
                                                            File No. 333-252739

       Dear Mr. Friedman:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement On Form S-1

       Notes to the Financial Statements
       Note 7 Subsequent Events, page F-14

   1. Please revise to provide the date through which management has evaluated subsequent events. Refer to ASC
855-10-25-1A.
 Ben Friedman
FirstName LastNameBen
BOA Acquisition Corp. Friedman
Comapany10,
February  NameBOA
            2021    Acquisition Corp.
February
Page 2 10, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Andi Carpenter at 202-551-3645 or John Cash at 202-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing